================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                       ----------------------------------



                                   FORM 11-K



(Mark One)

    [X]          Annual report pursuant to Section 15(d) of the
                        Securities exchange Act of 1934

                  For the fiscal year ended December 31, 1998

                                       OR

    [ ]           Transition report pursuant to Section 15(d)
                     of the Securities Exchange act of 1934

              For the transition period from           to
                                             ----------  ------------




COMMISSION FILE NUMBER 1-10070 (MCN Energy Group Inc.)



               MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

              (Full title of the plan and the address of the plan,
               if different from that of the issuer named below)


                          MCN ENERGY GROUP INC. (MCN)
                              500 Griswold Street
                            Detroit, Michigan 48266



           (Name of issuer of the common stock issued pursuant to the plan and the address of its principal executive office)


================================================================================

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN


      Financial Statements for the Years Ended December 31, 1998 and 1997,
           Supplemental Schedules for the Year Ended December 31, 1998
                        and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

June 21, 1999

To the Trustees and Participants of the
MCN Energy Group Savings and Stock Ownership Plan
Detroit, Michigan


We have audited the accompanying statement of net assets available for benefits of the MCN Energy Group Savings and Stock Ownership Plan (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the MCN Energy Group Savings and Stock Ownership Plan as of December 31, 1997 was audited by other auditors whose report dated June 25, 1998 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS






                                                                                                        Page
                                                                                                        ----
Financial Statements:

     Statement of Net Assets Available for Benefits as of
        December 31, 1998 and 1997..............................................................        1

     Statement of Changes in Net Assets Available for Benefits for the Year Ended
       December 31, 1998........................................................................        2

     Notes to Financial Statements..............................................................        3-8

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
       December 31, 1998 .......................................................................        9

     Item 27d - Schedule of Reportable Transactions for the Year Ended
       December 31, 1998 .......................................................................        10


                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                                    DECEMBER 31,
                                                                     -----------------------------------------
                                                                            1998                  1997
                                                                     -------------------    ------------------
INVESTMENTS, AT FAIR VALUE (NOTES 1 AND 2):
      Common stock - MCN Energy Group Inc.                            $  62,976,243           $ 141,792,794

      Registered investment companies:
          Putnam Global Growth Fund                                      20,368,441              17,277,301
          Putnam Growth & Income Fund                                    46,193,330              46,713,743
          Putnam Voyager Fund                                            46,584,325              42,098,094
          Putnam New Opportunities Fund                                  14,231,783              11,777,680
          Putnam Income Fund                                              2,177,971               1,478,517
          Loomis Sayles Small Cap Value Fund                                743,873                      --
          S & P 500 Fund                                                  3,056,028                      --

      Loans to participants                                               6,355,800               6,926,815

      Investment in Master Trust (Note 4)                                43,330,910              44,192,146

                                                                      -------------           -------------

                Total Investments                                       246,018,704             312,257,090
                                                                      -------------           -------------

OTHER ASSETS:
      Cash on deposit and in transit                                        (90,346)                 88,263
                                                                      -------------           -------------

NET ASSETS AVAILABLE FOR BENEFITS                                     $ 245,928,358           $ 312,345,353
                                                                      =============           =============













 The notes to the financial statements are an integral part of this statement.

               MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998





                                                                                   MCN               Global              Growth
                                                                                  Stock              Growth             & Income
                                                              Total               Fund                Fund                Fund
                                                          -------------       -------------       -------------       -------------
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
   ATTRIBUTED TO:
        Investment income                                 $  14,367,168       $   3,372,867       $     589,400       $   4,233,582
        Change in fair value of investments                 (54,972,683)        (70,255,922)          4,102,219           2,294,200
        Transfers by participants among
          investment funds (net)                                     --          (2,233,747)           (578,391)         (2,724,899)
        Transfers to loan fund                                       --          (1,024,029)           (206,001)           (315,215)
        Transfers from loan fund                                     --           1,025,903             182,976             253,024
        Interest on loans to participants                       647,678             294,279              60,733              82,003
                                                          -------------       -------------       -------------       -------------
                                                            (39,957,837)        (68,820,649)          4,150,936           3,822,695
                                                          -------------       -------------       -------------       -------------

        Contributions:
        Participant                                           7,714,360                 n/a                 n/a                 n/a
        Employer                                              3,570,828                 n/a                 n/a                 n/a
        Forfeitures to be used                                   57,044                 n/a                 n/a                 n/a
                                                          -------------       -------------       -------------       -------------
          Total                                              11,342,231           3,814,266             920,145           1,671,321


                                                          -------------       -------------       -------------       -------------
                     Total Additions (Deductions)           (28,615,606)        (65,006,383)          5,071,081           5,494,016
                                                          -------------       -------------       -------------       -------------

(DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
        Benefits Paid                                       (35,780,347)        (12,754,464)         (1,949,494)         (5,788,791)
        Withdrawals                                          (2,695,837)         (1,417,638)            (91,745)           (304,831)
        Interplan transfers, net                                674,795             361,934              61,298              79,193
                                                          -------------       -------------       -------------       -------------

                  Total Deductions                          (37,801,389)        (13,810,168)         (1,979,941)         (6,014,429)
                                                          -------------       -------------       -------------       -------------

NET INCREASE (DECREASE)                                     (66,416,995)        (78,816,551)          3,091,140            (520,413)

NET ASSETS AVAILABLE FOR BENEFITS:

        Beginning of year                                   312,345,353         141,792,794          17,277,301          46,713,743
                                                          -------------       -------------       -------------       -------------

        End of year                                       $ 245,928,358       $  62,976,243       $  20,368,441       $  46,193,330
                                                          =============       =============       =============       =============


                                                             Fixed                                    New
                                                             Income              Voyager          Opportunities          Income
                                                              Fund                Fund                Fund                Fund
                                                          -------------       -------------       -------------       -------------

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
   ATTRIBUTED TO:
        Investment income                                  $  2,459,567        $  3,133,993        $    441,867        $    125,526
        Change in fair value of investments                          --           6,205,112           2,350,838             (51,056)
        Transfers by participants among
          investment funds (net)                              1,950,254          (1,904,708)            663,031           1,563,896
        Transfers to loan fund                                 (249,501)           (332,804)            (48,137)            (11,243)
        Transfers from loan fund                                252,449             305,490             139,485               7,870
        Interest on loans to participants                        75,588              94,469              32,558               2,799
                                                           ------------        ------------        ------------        ------------
                                                              4,488,357           7,501,552           3,579,642           1,637,792
                                                           ------------        ------------        ------------        ------------

        Contributions:
        Participant                                                 n/a                 n/a                 n/a                 n/a
        Employer                                                    n/a                 n/a                 n/a                 n/a
        Forfeitures to be used                                      n/a                 n/a                 n/a                 n/a
                                                           ------------        ------------        ------------        ------------
          Total                                               2,070,148           1,634,498             831,318             170,844

                                                           ------------        ------------        ------------        ------------
                      Total Additions (Deductions)            6,558,505           9,136,050           4,410,960           1,808,636
                                                           ------------        ------------        ------------        ------------

(DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
        Benefits Paid                                        (7,171,908)         (4,530,560)         (1,911,155)         (1,122,209)
        Withdrawals                                            (434,071)           (219,726)            (55,006)             (4,065)
        Interplan transfers, net                                  7,628             100,467               9,304              17,092
                                                           ------------        ------------        ------------        ------------

                  Total Deductions                           (7,598,351)         (4,649,819)         (1,956,857)         (1,109,182)
                                                           ------------        ------------        ------------        ------------

NET INCREASE (DECREASE)                                      (1,039,846)          4,486,231           2,454,103             699,454

NET ASSETS AVAILABLE FOR BENEFITS:

        Beginning of year                                    44,187,511          42,098,094          11,777,680           1,478,517
                                                           ------------        ------------        ------------        ------------

        End of year                                        $ 43,147,665        $ 46,584,325        $ 14,231,783        $  2,177,971
                                                           ============        ============        ============        ============


                                                          Loomis Sayles
                                                         Small Cap Value        S & P 500             Loan             Forfeiture
                                                              Fund                Fund                Fund                Fund
                                                          -------------       -------------       -------------       -------------

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
   ATTRIBUTED TO:
        Investment income                                   $    10,366         $        --         $        --         $        --
        Change in fair value of investments                     (60,667)            442,593                  --                  --
        Transfers by participants among
          investment funds (net)                                747,719           2,516,845                  --                  --
        Transfers to loan fund                                   (2,312)            (19,490)          2,208,732                  --
        Transfers from loan fund                                  6,392              13,238          (2,186,827)                 --
        Interest on loans to participants                         2,104               3,145                  --                  --
                                                            -----------         -----------         -----------         -----------
                                                                703,602           2,956,331              21,905                  --
                                                            -----------         -----------         -----------         -----------

        Contributions:
        Participant                                                 n/a                 n/a                  --                  --
        Employer                                                    n/a                 n/a                  --                  --
        Forfeitures to be used                                      n/a                 n/a                  --                  --
                                                            -----------         -----------         -----------         -----------
          Total                                                  75,922             153,769                  --                  --
                                                            -----------         -----------         -----------         -----------
                     Total Additions (Deductions)               779,524           3,110,100              21,905                  --
                                                            -----------         -----------         -----------         -----------

(DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
        Benefits Paid                                           (34,230)            (52,167)           (465,369)                 --
        Withdrawals                                              (1,453)             (1,925)           (165,377)                 --
        Interplan transfers, net                                     32                  20              37,827                  --
                                                            -----------         -----------         -----------         -----------

                  Total Deductions                              (35,651)            (54,072)           (592,919)                 --
                                                            -----------         -----------         -----------         -----------

NET INCREASE (DECREASE)                                         743,873           3,056,028            (571,014)                 --

NET ASSETS AVAILABLE FOR BENEFITS:

        Beginning of year                                            --                  --           6,926,815              92,898
                                                            -----------         -----------         -----------         -----------

        End of year                                         $   743,873         $ 3,056,028         $ 6,355,801         $    92,898
                                                            ===========         ===========         ===========         ===========




n/a = not available


 The notes to the financial statements are an integral part of this statement.

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.       PLAN DESCRIPTION

         The following description of the MCN Energy Group Savings and Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution benefit plan for employees not covered by collective bargaining agreements who have attained one year of service and are age 21 or older. Effective February 1, 1999, the eligibility requirement of one year of service was changed to three months of service and the eligibility requirement of 21 years of age was removed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored solely by MCN Energy Group Inc. (MCN) and is maintained for the benefit of employees of MCN and any subsidiary or affiliate of MCN which may adopt the Plan from time to time.

         The employers participating in the Plan are MCN, Michigan Consolidated Gas Company ("MichCon"), MCN Investment Corporation and some of its subsidiaries.

         CONTRIBUTIONS

         Each employee electing to participate in the Plan is required to make regular contributions by payroll deduction. Participant combined pre-tax and post-tax contributions are limited to 17% (15% for highly compensated participants) of the participant's compensation as defined in the Plan ("Compensation"), or such maximum rates as may be approved by the Internal Revenue Service. Prior to February 1999, participant pre-tax contributions were limited to 9% (8% for highly compensated participants). Effective with the first payroll in February 1999, participant contributions are limited to 17% on a pre-tax basis (12% for highly-compensated participants) of the participant's Compensation.

         The employers make matching contributions to the Plan on behalf of each participant, which are limited to 4% of the participant's Compensation for individuals with less than ten years of service. For those individuals who have completed at least ten years of service, the match is limited to 5% of the participant's Compensation. Participants with more than 23 years of service the employer match is limited to 6%. Seventy-five percent of all employer-matching contributions is allocated to the MCN Restricted Stock Fund. Effective January 1, 1999, after a participant has completed nine years of service, the employers' match is limited to 5% of the participant's Compensation. Effective with the first pay period in 1999, Compensation will include overtime wages and bonuses for cash balance plan participants.

         MCN and MCNIC shall contribute annually to the MCN Restricted Stock Fund accounts for each of its participating employees on active payroll, who have at least 30 years of service on April 1 and do not meet the definition of a highly compensated employee, 25 shares of MCN stock (or an equivalent value determined by the Master Trust, Retirement and Savings Plan Committee ("Committee") in a nondiscriminatory manner, which may be used to purchase MCN stock). For MichCon employees, the Plan was amended to provide that the longevity award will be contributed to the MCN Restricted Stock Fund accounts of employees with 30 years of service on

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS



         March 1 of each year and the amount payable will be $600 in MCN shares. For MCN and MCNIC employees, effective March 1, 1999, the Plan was amended to provide that the longevity award will also be $600 in MCN shares.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, allocations of the employers' contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employers' matching contribution portion of their accounts plus actual earnings thereon occurs after completion of five years of service.

         INVESTMENT OPTIONS

         Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the MCN Restricted Stock Fund. Participants may change their investment direction and amount of future contributions effective with the next payroll period. With respect to the MCN Stock Fund, Company designated insider traders are limited to a 30-day window following the release of quarterly earnings. Contributions may be directed in any of the following savings options:

                  MCN Stock Fund - Fund invests solely in the common stock of MCN. This fund consists of two components, restricted and unrestricted. The restricted fund includes 75% of the employer match. The unrestricted fund includes any employee contributions and possibly any portion of the remaining 25% of the employer matching contributions. The entire MCN Stock Fund is considered to be the Employee Stock Ownership ("ESOP") portion of the Plan. Effective in 1998, MCN dividends accumulated under the ESOP are passed through to each participant within 90 days of the previous Plan year, unless the participant elects not to receive such dividends by notifying the Trustee in writing. Future dividends may be passed through to participants at the Committee's discretion.

                  Putnam Global Growth Fund - Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the United States.

                  Putnam Fund for Growth and Income - Fund consists primarily of common stocks that offer potential for capital growth, current income, or both. The fund may also purchase corporate bonds, notes and debentures, preferred stocks, or convertible securities (both debt securities and preferred stocks) or U.S. government securities.

                  Fixed Income Fund - Fund consists of higher quality investments consistent with the Fund's objective to preserve principal while providing a stable rate of return to the Participant. The investments of the Fixed Income Fund consists of the following:

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS



                      - contracts with insurance companies and other financial institutions providing for fixed rates of interest.

                      - investments in specific government and corporate marketable fixed income securities, which are managed by professional investment advisors.

                  Amounts invested in marketable securities are through or pursuant to contracts with insurance companies. These contracts provide for a guarantee of the principal invested and accrued interest under the contract. The interest rates under these contracts are adjusted at least annually to recognize the impacts of changing interest rate conditions. Investment advisors for marketable fixed income securities may use fixed income futures and options to reduce the effect of market volatility on the Fund.

                  Putnam Voyager Fund - Fund consists primarily of common stocks of companies with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of smaller and newer issuers.

                  Putnam New Opportunities Fund - Fund consists primarily of common stocks of companies in sectors of the economy with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of small to mid-sized companies.

                  Putnam Income Fund - Fund consists primarily of quality corporate and government bonds that pay out a rate of interest in regularly scheduled payments. The fund also invests in selected below-investment grade bonds, which have a higher risk of nonpayment of interest and principal. Effective June 1999, the fund was eliminated from the Plan.

         The following funds were added in June 1998:

                  Loomis Sayles Small Cap Value Fund - Fund consists primarily of smaller capitalization common stocks, emphasizing both undervalued securities and securities of companies with significant growth potential.

                  Putnam S&P 500 Fund - Fund consists primarily of stocks that closely approximates the return of the Standard & Poor's (S&P) 500 index, which is an indicator of the U.S.
                  stock market performance.

         Effective July 1, 1999, the following six funds will be added to the
Plan:

                  JP Morgan Institutional Disciplined Equity Fund - Fund consists of a broadly diversified portfolio of equity securities similar to the S&P 500 index.

                  Legg Mason Value Institutional Portfolio Fund - Fund consists primarily of stocks that are believed to be undervalued and offer above-average potential for capital appreciation.

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS



                  Lord Abbett Developing Growth Fund - Fund consists primarily of stocks of selected small companies with long-range growth potential.

                  Putnam International Growth Fund - Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the U.S.

                  Vanguard US Growth Fund - Fund consists primarily of large, high-quality seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

                  Western Asset Core Portfolio - Fund consists primarily of fixed-income securities with an average duration of four to six years.

         ADMINISTRATIVE AND BROKERAGE FEES

         Expenses in connection with the purchase or sale of stock or other securities are charged to the participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The participating employers pay 100% of the recordkeeping and Trustee expenses.

         LOANS

         Subject to limitations imposed by the Internal Revenue Code and Department of Labor regulations, Plan provisions allow a participant to borrow from the Plan an amount up to 50% of the vested value of his or her salary reduction and ESOP accounts, up to a maximum of $50,000, at an interest rate of 2-1/2% over prime updated quarterly (rounded to the nearest 1/2 %). The outstanding balances of loans are reported in the Loan fund. A participant may have only one loan outstanding at a time and loan refinances are available every 12 months provided that the loan balance is paid off in full.

         TERMINATION OF THE PLAN

         Although it has not expressed any intent to do so, the employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets shall be distributed ratably to the participants in proportion to the total values of their respective Plan accounts.

         Each participating employer may withdraw from or terminate its participation in the Plan at any time. Under these circumstances, the Committee shall direct the Trustee to (1) segregate, in a separate trust, amounts held under the Plan which are applicable to the participants of such employer (in the event of withdrawal); or (2) distribute to the participants of such employer amounts attributable to such participants' investments under the Plan (in the event of termination).

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements are prepared under the accrual method of accounting.

         Purchase and sales of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded when earned.

         Investments are stated at fair value, which is generally based on quoted prices. A portion of the Fixed Income Fund is reported on or at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. Participant loan receivables are presented at cost which approximates fair value.

         The cost of securities sold or distributed is determined on the basis of average cost. The MCN Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between cost and market value of the shares distributed.

         Benefits are recorded when paid.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.



3.       TAX STATUS

         The Plan obtained its latest determination letter on November 19, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.



4.       DEFINED CONTRIBUTION PLANS MASTER TRUST

         The Master Trust was established on August 1, 1988, and serves as a funding medium to certain employee benefit plans of the Corporation and its subsidiaries and affiliates which are qualified under Section 401(a) of the IRC.

         Currently, the Master Trust consists of certain commingled assets of the Plan, MichCon Investment and Stock Ownership Plan and the Citizens Gas Fuel Company Investment Share Plan. The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 80%) of the Master Trust

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS



         investments. The Plan's allocated portion of the investments is equal to the market value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

         A summary of the Master Trust assets as of December 31, 1998 and 1997 is as follows:

                                                                 1998                     1997
                                                            ---------------          ---------------
         INVESTMENTS:
             Temporary investments, at fair value            $ 13,002,190             $  3,805,014
             Insurance contracts, including
               accumulated interest, at contract value         41,197,145               51,041,890
                                                             ------------             ------------

         TOTAL INVESTMENTS                                     54,199,335               54,846,904
                                                             ------------             ------------

         ASSETS HELD IN MASTER TRUST                         $ 54,199,335             $ 54,846,904
                                                             ============             ============



         The following is a summary of the change in net assests held in the Master Trust for the year ended December 31, 1998:

                                                                                1998
                                                                           ---------------
         Transfers into Master Trust                                        $ 44,241,646

         Interest, dividend and other income on investments                    3,186,647

         Transfers out of Master Trust                                       (48,075,862)
                                                                            ------------

         CHANGE IN ASSESTS HELD                                                 (647,569)

         NET ASSESTS, BEGINNING OF YEAR                                       54,846,904
                                                                            ------------

         NET ASSESTS, END OF YEAR                                           $ 54,199,335
                                                                            ============




5.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                            EIN: 38-2820658, PN: 011

           ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                                  (c)
                  (b)                               Description of investments including                                     (e)
      Identity of issue, borrower,              maturity date, rate of interest, collateral,              (d)              Current
(a)    lessor or similar party                            par or maturity value                           Cost              Value
---    ------------------------------------   ------------------------------------------------      -----------------   ------------
 *     MCN Stock Fund                         MCN Energy Group Inc., Common Stock                      $ 58,112,356    $ 62,976,243

 *     Global Growth Fund                     Registered Investment Company                              15,415,463      20,368,441

 *     Growth and Income Fund                 Registered Investment Company                              35,826,565      46,193,330

 *     Fixed Income Fund                      Investment in Master Trust
                                                  Pacific Mutual #G-26114-00                             17,165,509      17,165,509
                                                  AIG Life #GIC-18190                                       655,853         655,853
                                                  AIG Life #GIC-877                                       1,667,908       1,667,908
                                                  Hartford Life #009702                                   2,283,365       2,283,365
                                                  Hartford Life #GA-9950                                    514,602         514,602
                                                  MET Life #14289                                         1,136,038       1,136,038
                                                  The Boston Company #6420-002                           10,394,901      10,394,901
                                                  New York Life GA #20051                                 2,399,442       2,399,442
                                                  New York Life GA #30783                                 2,976,543       2,976,543
                                                  John Hancock Mutual #8407 GAC                           1,361,448       1,361,448
                                                  John Hancock Mutual #8868 GAC                           2,775,301       2,775,301

 *     Voyager Fund                           Registered Investment Company                              28,566,513      46,584,325

 *     New Opportunities Fund                 Registered Investment Companies                             9,901,116      14,231,783

 *     Income Fund                            Registered Investment Companies                             2,215,230       2,177,971

 *     Loomis Sayles Small Cap Value Fund     Registered Investment Companies                               774,448         743,873

 *     S & P 500 Fund                         Registered Investment Companies                             2,669,930       3,056,028

 *     Putnam                                 Cash on Deposit and in Transit                                (90,346)        (90,346)

 *     Loan Fund                              Loans to Participants (Interest rates 9.75% to 11.00%)              -       6,355,800
                                                                                                      -------------   -------------

                                                                                                      $ 196,722,185   $ 245,928,358
                                                                                                      =============   =============

 *   Represents Party-in-Interest


                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                            EIN: 38-2820658, PN: 011

                 ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                          (b)
                                  Description of asset                                                                  (f)
            (a)                    (include interest               (c)                 (d)             (e)            Expense
     Identity of party             rate and maturity             Purchase            Selling          Lease        incurred with
          involved                 in case of a loan)             Price               Price           rental        transaction
---------------------------   ------------------------         -------------       ------------       ------        -----------
Putnam Investments            MCN Stock Fund                        n/a            $ 21,874,596

Putnam Investments            Fixed Income Fund                $ 18,528,770             n/a

Putnam Investments            Fixed Income Fund                     n/a            $ 19,565,300

Putnam Investments            Growth and Income Fund                n/a            $ 13,761,079


                                                         (h)
                                                    Current value
            (a)                      (g)             of asset on               (i)
     Identity of party             Cost of           transaction             Net gain
          involved                  asset               date                 or (loss)
---------------------------      ------------        ------------          -----------
Putnam Investments               $ 13,060,128        $ 21,874,596          $ 8,814,468

Putnam Investments                 n/a               $ 18,528,770              n/a

Putnam Investments               $ 19,639,726        $ 19,565,300          $   (74,426)

Putnam Investments               $ 11,564,134        $ 13,761,079          $ 2,196,945

                                   SIGNATURES



         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                           MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN







               BY:              /s/  Howard L. Dow III
                  ----------------------------------------------------
                                         HOWARD L. DOW III
               SENIOR VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
                                       MCN ENERGY GROUP INC.






DATED:   JUNE 30, 1999

                                  EXHIBIT INDEX


         NUMBER    ___________________________________________________________

          23        INDEPENDENT AUDITORS' CONSENT - GEORGE JOHNSON & COMPANY